  Exhibit 99.1

PRESS RELEASE
FEBRUARY 13, 2020 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES RECORD 2019 ANNUAL RESULTS AND UPLISTING TO THE NEW YORK STOCK EXCHANGE

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) has released its results for the fourth quarter and year ended December 31, 2019 (all figures in U.S. dollars).

FOURTH QUARTER HIGHLIGHTS

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Attributable gold equivalent ounces sold1 of 16,113 ounces (Q4 2018 — 14,182 ounces);

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Revenue of $24.0 million (Q4 2018 — $17.5 million);

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Cash flows from operating activities, excluding changes in non-cash working capital1 of $15.2 million (Q4 2018 — $11.2 million);

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Net income of $5.3 million (Q4 2018 — $2.7 million);

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Credit Facility Amendment: The Company’s revolving credit facility was amended allowing the Company to borrow up to $225 million with an additional uncommitted accordion of up to $75 million, for a total facility of up to $300 million for acquisitions and general corporate purposes. The tenure of the facility is four years and is extendable by mutual consent of Sandstorm and the banking syndicate.

FULL YEAR HIGHLIGHTS

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Record attributable gold equivalent ounces sold1 of 63,829 ounces (FY 2018 — 57,646 ounces);

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Record revenue of $89.4 million (FY 2018 — $73.2 million);

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Average cash cost per attributable gold equivalent ounce of $286 resulting in cash operating margins1 of $1,115 per ounce (FY 2018 — $278 per ounce and $991 per ounce respectively);

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Record cash flows from operating activities, excluding changes in non-cash working capital1 of $60.7 million (FY 2018 — $49.1 million);

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Net income of $16.4 million (FY 2018 — $5.9 million);

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Significant acquisitions with near term cash flow, strong counterparties, and significant exploration upside:

o
In January 2019, the Company acquired a 0.9% NSR on the precious metals produced from the Fruta del Norte gold project in Ecuador, which is currently under construction and owned by Lundin Gold Inc. The royalty was acquired from a private third party for $32.8 million in cash and covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold.

o
In April 2019, the Company announced that it had entered into a $42.5 million financing package with Americas Gold and Silver Corporation (“Americas Gold”) which includes a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, U.S.A., a $10 million convertible debenture and a $7.5 million private placement. Under the terms of the precious metals stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period, after which, the Company will purchase 4% of the gold or silver produced from the Relief Canyon project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

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Normal Course Issuer Bid: Under Sandstorm’s normal course issuer bid, the Company purchased and cancelled approximately 8.7 million common shares in 2019 for total consideration of $46.5 million.

TSX: SSL	NYSE AMERICAN: SAND

OUTLOOK

Based on the Company’s existing royalties, attributable gold equivalent ounces sold for 2020 is forecast to be between 60,000 and 70,000 ounces. The Company is forecasting attributable gold equivalent production of 125,000 ounces in 2024.

FINANCIAL RESULTS

Over the course of the 2019 year, the Company realized annual records for both revenue and attributable gold equivalent ounces sold of $89.4 million and 63,829 ounces respectively. The records represent a 22% increase in revenue and an 11% increase in attributable gold equivalent ounces sold compared to the 2018 year. Contributions from the Yamana silver stream was the main driver of the growth in gold equivalent ounces, as Sandstorm received its first silver delivery from the Cerro Moro mine in the second quarter of 2019.

Net income and cash flow from operations were both higher when comparing the 2019 year to the 2018 year due to a number of factors including an increase in revenue and an increase in gains recognized on the revaluation of the Company’s investments. The revaluation was primarily driven by the change in fair value of the Americas Gold and Equinox Gold Corp. convertible debentures. The year over year increase in net income was partially offset by an increase in depletion expense, driven by an increase in the number of attributable gold equivalent ounces sold.

STREAMS & ROYALTIES

Of the gold equivalent ounces sold by Sandstorm during the fourth quarter of 2019, approximately 23% were attributable to mines located in Canada, 18% from the rest of North America, 44% from South America and 15% from other countries.

	THREE MONTHS ENDED DEC. 31, 2019		YEAR ENDED DEC. 31, 2019
	Revenue (in millions)	Gold Equivalent Ounces	Revenue (in millions)	Gold Equivalent Ounces
Canada	$5.6	3,789	$27.3	19,634
North America excl. Canada	$4.2	2,842	$15.1	10,725
South America	$10.6	7,099	$30.8	21,732
Other	$3.6	2,383	$16.2	11,738
Total	$24.0	16,113	$89.4	63,829

Canada

Streams and royalties on Canadian mines contributed 17% fewer gold equivalent ounces to Sandstorm when compared to the fourth quarter of 2018. The change is primarily due to a decrease in royalty revenue from the Diavik mine in the Northwest Territories and a decrease in gold equivalent ounces sold from the Black Fox mine in Ontario, partially offset by an increase in royalty revenue from the Bracemac-McLeod mine in Québec.

TSX: SSL	NYSE AMERICAN: SAND

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, decreased by 19% compared to the fourth quarter in 2018. The changes were driven by a decrease in gold equivalent ounces sold from the Santa Elena mine in Mexico, partially offset by an increase in royalty revenue from the San Andres mine in Honduras.

RELIEF CANYON STREAM & ROYALTY

Americas Gold announced late in the fourth quarter of 2019 that they have advanced to the final stage of construction at their Relief Canyon project with initial ore placement on the leach pads. The first gold pour is expected in February 2020 and Americas Gold expects to reach commercial production at Relief Canyon during the second quarter of 2020.

For more information, refer to www.americas-gold.com and see the press release dated December 19, 2020.

South America

Operations in South America contributed 130% more gold equivalent ounces when compared to the fourth quarter of 2018. The change is primarily due to the addition of gold equivalent ounces from the Cerro Moro mine in Argentina, royalty revenue from the Aurizona mine in Brazil, and royalty revenue from the Fruta del Norte mine in Ecuador.

FRUTA DEL NORTE ROYALTY

Lundin Gold Inc. (“Lundin Gold”) announced production of the first doré bar from the gravity circuit at the Fruta del Norte mine on November 16, 2019. Ramp up of operations is progressing on schedule and Lundin Gold expects to reach commercial production during the second quarter of 2020.

For more information refer to www.lundingold.com and see the press releases dated November 18, 2019 and January 9, 2020.

Other

Streams and royalties on mines in other countries contributed 21% less gold equivalent ounces sold when compared to the fourth quarter of 2018. The change is primarily due to a decrease in royalty revenue from the Forrestania mine in Australia.

UPLISTING TO NEW YORK STOCK EXCHANGE

Sandstorm has received approval from the New York Stock Exchange (the “NYSE”) to transfer the listing of its common shares from the NYSE American to the NYSE. The Company expects to begin trading on the NYSE effective at the open of markets on February 21, 2020.

Sandstorm’s shares will trade on the NYSE under the ticker symbol “SAND”, the same symbol the Company’s common shares currently trade under on the NYSE American. The Company’s common shares will continue to be listed on the Toronto Stock Exchange under the ticker symbol “SSL”.

In connection with the listing of common shares on the NYSE, the Company will voluntarily delist its common shares from the NYSE American.

TSX: SSL	NYSE AMERICAN: SAND

WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Friday, February 14, 2020 starting at 8:30am PST to further discuss the fourth quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 201 389 0899
North American Toll-Free: (+1) 877 407 0312
Conference ID: 13698493
Webcast URL: https://bit.ly/2tMjBNf

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable gold equivalent ounce, cash operating margin, and cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable gold equivalent ounce is calculated by dividing the Company’s revenue by the number of attributable gold equivalent ounces sold. The Company presents average realized gold price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream revenue for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

QP Qualified Person
Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

TSX: SSL	NYSE AMERICAN: SAND

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

TSX: SSL	NYSE AMERICAN: SAND

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 191 royalties, of which 23 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the timing for the transfer to NYSE, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2019 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 21, 2019 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

TSX: SSL	NYSE AMERICAN: SAND